                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          Command Security Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20050L100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Neil French                                       With copies to:
Reliance Security Group plc                               Howard S. Jacobs
      Boundary House                                       Wayne A. Wald
    Cricket Field Road                              Katten Muchin Zavis Rosenman
Uxbridge, Middlesex UB81QG                               575 Madison Avenue
    011-44-189-520-5105                               New York, New York 10022
                                                           (212) 940-8800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

        -------------------------------                 ------------------------
        CUSIP NO. 20050L100
        -------------------------------                 ------------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RELIANCE SECURITY GROUP PLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        ENGLAND
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
   NUMBER OF           0
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY      8   SHARED VOTING POWER
   OWNED BY            0
     EACH        ---------------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER
    PERSON             0
     WITH        ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES.                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
--------------------------------------------------------------------------------

     This Amendment No. 4 (the "Amendment") amends the Schedule 13D filed on November 12, 2000, as amended by Amendment No. 1 filed on September 13, 2001, Amendment No. 2 filed on July 7, 2003 and Amendment No. 3 filed on April 28, 2004 (the "Original Schedule 13D") on behalf of Reliance Security Group plc ("Reliance"), with respect to the common stock, par value $0.0001 per share of Command Security Corporation, a New York corporation. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1: SECURITY AND ISSUER.

     This Amendment relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), Route 55, Lexington Park, Lagrangeville, New York 12540.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4: PURPOSE OF TRANSACTION.

     Reliance entered into a stock purchase agreement, dated as of April 23, 2004, with GCM Security Partners, LLC ("GCM"), pursuant to which Reliance has sold all shares of Common Stock (1,617,339 shares), all shares of Series A Preferred Stock (12,325.35 shares which are convertible into 1,232,535 shares of Common Stock) and all warrants exercisable for shares of Common Stock (warrants to purchase an aggregate of 2,448,092 shares) beneficially owned by Reliance as of April 23, 2004 to GCM for an aggregate purchase price of $2,850,000, payable in cash in immediately available funds (the "Stock Purchase Agreement").

     The closing under the Stock Purchase Agreement was conditioned on a number of items, including, but not limited to: (i) the resignation of all members of the Company's Board of Directors that have been nominated or appointed by Reliance, (ii) the resignation or termination of William Vassell as an officer or employee of the Company and all of its subsidiaries, and (iii) the agreement by CIT Group Inc. that no default or event of default under its credit facility with the Company exists as of the closing or shall occur or have occurred as a result of the consummation of the transactions contemplated by the Stock Purchase Agreement. Prior to the consummation of the transaction set forth in the Stock Purchase Agreement, the aforementioned conditions were all waived by GCM.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

     (a) As a result of the transaction described in Item 4, Reliance has no beneficial interest on the securities of the Company.

     (b) See Item 5(a).

     (c) Not applicable.

     (d) No person other than the persons filing this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

     (e) Reliance ceases to be the beneficial owner of more than five percent of the Company's securities on May 21, 2004.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Stock Purchase Agreement, which is described in Item 4, was filed with Reliance's Amendment No. 3 to Schedule 13D on April 28, 2004.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 24, 2004                                  RELIANCE SECURITY GROUP PLC


                                              By: /s/ Jeremy Simon
                                                  ------------------------------
                                                  Name: Jeremy Simon
                                                  Title: Group Legal Advisor and
                                                         Company Secretary